April 8, 2016

VIA EDGAR

Mr. Trace Rakestraw
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:	American Century Variable Portfolios, Inc. (the “Registrant”) (File Nos. 033-14567; 811-05188)

Dear Mr. Rakestraw:

Please find below our response to your comment that we discussed on April 7, 2016, regarding Post-Effective Amendment No. 66 to the Registrant’s registration statement filed on February 11, 2016 for the purpose of adding Class II shares to the VP Balanced Fund (the “Fund”). For your convenience, we restate your comment prior to our response.

Comment: Consider adding to the table in the Fees and Expenses section a footnote that the expenses have been restated on account of the decrease in the fee waiver during the last fiscal year.

Response:  As required by Instruction 3(d)(i) to Item 3 of Form N-1A, the “Total Annual Fund Operating Expenses” disclosed in the Fund’s table are based on amounts incurred during the Fund’s most recent fiscal year, including expenses that would have been incurred absent the fee waivers in effect during that period. We do not believe that a footnote is required or permitted by this Instruction.

In addition, pursuant to Instruction 3(e) to Item 3, the Fund has added two captions to the table to disclose the current fee waiver, which is expected to continue for one year from the effective date of the Fund’s registration statement.  One caption shows the amount of the fee waiver (“Fee Waiver”) and a second caption shows the Fund’s net expenses after subtracting the waiver (“Total Annual Fund Operating Expenses After Waiver”). As required by this Instruction, the Fund has also disclosed, in a footnote, the period for which the fee waiver is expected to continue and who can terminate the arrangement and under what circumstances.

We believe our table complies with both of these requirements and respectfully decline to incorporate the comment.

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above responses, please contact Giles Walsh at giles_walsh@americancentury.com or 816-340-3390.

Sincerely,

/s/ Giles Walsh
Giles Walsh
Corporate Counsel